

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2022

Jonathan Awde
Chief Executive Officer
JR Resources Corp.
1588 – 609 Granville Street
Vancouver, BC V7Y 1G5

>   **Re: JR Resources Corp.**
>   **Amendment No. 4 to Draft Registration Statement on Form S-4**
>   **Filed February 15, 2022**
>   **File No. 333-262449**

Dear Mr. Awde:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-4 filed February 15, 2022

Unaudited Pro Forma Condensed Consolidated Combined Financial Information
Unaudited Pro Forma Balance Sheet as at December 31, 2021, page 79

1.   Equity attributable to stockholders of $53,142,597 disclosed here under the column JR Resources Corp. is not consistent with such disclosure of $55,843,107 presented in the historical interim balance sheet on page F-4. Please revise to include consistent disclosures. Accordingly, please revise pro forma adjustments and pro forma disclosures as appropriate.

<u>Financial Statements</u>
<u>Dakota Territory Resources Corp.</u>
<u>Notes to the Condensed Consolidated Interim Financial Statements December 31, 2021, and 2020</u>
<u>Note 1-Summary of Accounting Policies</u>
<u>Merger Agreement, page F-47</u>

2.   Your disclosure indicates that your Form S-4 went effective on February 1, 2022. Please eliminate this disclosure in your next amendment as the Form S-4 has not been declared effective.

    You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Richard Raymer